Filed by Arqit Quantum Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp.

Commission File No. 001-39993

Date: May 12, 2021

Unveiling our investment in Arqit

12 May 2021

Article by Stephen Chandler

NASDAQ listing for the new global standard in quantum encryption.

We are delighted today to unveil our investment in Arqit. I say ‘unveil’ because this has been a long time in the making. We have been working with David Williams, the Founder and CEO, and his team for over three years now having led a pre-seed investment round in March 2018 and supported subsequent raises in June 2019 and September 2020 – but the company has remained in ‘stealth mode’ throughout, preferring to focus on its product, technology and customers than getting caught up in tech ecosystem newsflow. As of today, Arqit moves from relative obscurity to some prominence as a potential NASDAQ listed entity by way of its proposed $1bn acquisition by US SPAC Centricus Acquisition Corp with substantial cash resources expected upon close.

Whilst Arqit will (subject to completion of the proposed transaction) become a US listed company, this is a British success story through and through – and a testament to the amazing entrepreneurial and engineering talent we are fortunate to have in the United Kingdom. It’s a story of pioneering technology of genuine global significance built by British founders, backed by (mainly) British investors, creating thousands of new quantum jobs in the UK, with satellites to be launched from Cornwall by (recent investor) Richard Branson’s Virgin Orbit and technology distributed by (amongst others) British Telecom (BT). Arqit is, furthermore, supported by the British Business Bank (both directly through Future Fund and indirectly as LPs in all three of Arqit’s VC backers), and its National Security Strategic Investment Fund (“NSSIF”) program has provided invaluable insight into government user cases. Anyway, enough flag waving for now – you get the picture. Further details of the company and transaction are provided here.

Whilst today’s focus is rightly on Arqit, it’s also a big day for Notion as the first investor and largest external shareholder by some margin, ticking all the VC ‘mythical beast’ boxes as both a ‘unicorn’ ($1bn company) and a ‘dragon’ (fund returner for Notion, albeit as yet unrealised). So I wanted to share some insights as to why we backed the company and how we have helped them on the journey.

Deep Tech plays an important, albeit lesser-known, role in Notion’s investment strategy. We are best known as a B2B SaaS investor operating at Series A and most of our time and energy is focussed there – but we have long recognised the opportunity in European Deep Tech, and have invested in several high potential ‘moonshot’ companies in this area (Five AI, Element and Novatiq to name a few). Arqit’s domain resonated with us in particular, given our MessageLabs heritage and our status as a NSSIF backed firm.

For these types of investment, the model is somewhat different. Commercialisation takes longer so there is not the normal evidence we look for in our core SaaS strategy. The capital needs of these companies can often be much greater too, so finding the right partners is key.

In the absence of commercial data, our decision focus is on the scale / accessibility of the opportunity and the capabilities of the team seeking to address it.

Given our heritage we know the cyber landscape well, so we were all too aware of the impending threat that quantum computing poses to conventional data encryption. It is no exaggeration to say this threat is existential. The world needs a different approach quickly or all of our data and assets are at risk. Whilst quantum computing is still nascent and we are a few years away from full access to such capabilities, just think of all the data already captured by mal actors in encrypted format waiting to be decrypted as soon as the technology allows. This problem needs a solution today – not in ten years’ time. We need to future proof our approach to encryption and Arqit ticks every box in terms of scale of opportunity. We are talking of a TAM in the hundreds of billions of dollars.

The team is stellar. David Williams, Founder and CEO, is an immensely impressive entrepreneur with a formidable intellect and boundless energy. His career spans banking and technology at both large and small companies and he led a large public Satellite comms company at a relatively young age. His longstanding friendship / partnership with co-founder (and astrophysicist) Dave Bestwick provides solidity at the core of the executive team. Together they have assembled some of the very best talent in the world which reads like a Who’s Who at the intersection of Space-tech, cryptography and optical communications:

Board & Advisory

Dr Taher Elgamal (Main Board Director) – Inventor of SSL and Security CTO at Salesforce.com

Daryl Burns (Co-inventor) – Former Chief of Research & Innovation at GCHQ and Deputy Chief Scientific Adviser for National Security

General ‘Dash’ Jamieson (Director Arqit Inc) – Former 2 Star General & Chief Staff for Cyber Warfare, US Airforce

General ‘Seve’ Wilson (Director Arqit Inc) – Former 4 Star Vice Chief of Staff, US Airforce

Sir Iain Lobban (Advisory Board) – Former Chief Executive GCHQ

Dr Alison Vincent (Advisory Board) – Former CISO HSBC and CTO Cisco UK, PhD Cryptographer

Executive

Dr Daniel Shiu (Chief Cryptographer) – Former Head of National Technical Authority for Cryptographic Design and Quantum Information Processing at GCHQ

Dr Barry Childe (Chief Innovation Officer) – Former Distinguished Engineer at HSBC and winner of the IBM prize aged 13

David Webb (Chief Engineer) – Formerly ran McAfee End-Point Security for 13 years

Ben Olivier (MD Operations) – Former CEO Thales Alenia Space, 30 yrs in Optical Comms

Nick Pointon (Chief Financial Officer) – Former VP Finance King Digital for its NASDAQ listing

Rocky Rochelle (Chief Operating Officer) – Former Air Vice Marshall & Head of Capability, Royal Airforce

James Brown (Chief Product Officer) – Former senior roles at Palo Alto Networks, AWS and Microsoft

Richard Jackson (Chief of Staff) – Former Head of Operations for UK Prime Minister Theresa May

Combining massive opportunity and extraordinary talent, the solution Arqit has created is truly ground-breaking – massively innovative, hugely defensible but also simple to deploy and support. It’s built for the Cloud and you don’t need to throw legacy investments out to make it work – plus it is provably secure. See the video explainer here.

At Notion, we have helped David assemble his leadership team, define Arqit’s proposition and execute its early strategy. Today’s announcement is just a milestone and there is a long way to go on this journey with much work still to do. We don’t pretend to know all the answers and are firm believers in partnership. It takes all kinds of skills and resources to build a global category-leader, as we firmly believe Arqit will become. Seraphim Space joined us in the 2018 pre-Seed and we introduced Evolution Equity, a partner in another Notion portfolio company, for the 2019 Seed round. All the existing investors then supported Arqit in extending its runway with a Future Fund application in 2020. In parallel, Arqit was fortunate to enjoy support from the European Space Agency, a valued partner throughout and from a number of UK government initiatives. We now look forward to working with Garth Ritchie and his talented team at Centricus to build a defining and enduring company. I will remain on the board and can’t wait to see what the next chapter brings.

Additional Information

This communication is being made in respect of the proposed transaction involving Arqit Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1- 1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities will be set forth in the proxy statement/prospectus when available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.